SEC 1344
(7-2000)
Previous        PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
versions        INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
obsolete        UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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SEC FILE NUMBER: 000-21924
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CUSIP NUMBER: 591647102
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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:   March 31, 2002
                 -------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 -------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III, Items 10, 11, 12 and 13

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PART I - REGISTRANT INFORMATION
Metrocall, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable
6677 Richmond Highway
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Address of Principal Executive Office (Street and Number)
Alexandria, VA  22306
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]          (a)     The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

   [X]          (b)     The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F,11-K or Form
                        N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

   [ ]          (c)     The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file timely its Form 10-Q for the period ended March 31, 2002 without unreasonable effort and expense. Management has given almost exclusive attention to meetings, planning and negotiations concerning its previously announced expectation of a plan of reorganization filing under Chapter 11. As a consequence, it will not be possible for management to complete the Form 10-Q by the prescribed due date. The Registrant expects to file its Form 10-Q for the period ended March 31, 2002 within 5 calendar days following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Vincent D. Kelly                  703                      660-6677
    --------------------          ---------------         ----------------------
          (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Metrocall's results of operations improved by $25.8 million, from a loss of $35.3 million for the three months ended March 31, 2001, to a loss of $9.5 million dollars for the three months ended March 31, 2002. This improvement in results was mainly attributable to the decrease in amortization expenses, since intangible assets were written down during the second and fourth quarters of 2001 as they were deemed to be impaired in value. Both these events were disclosed in the respective required SEC filings for the relevant periods.





                                 Metrocall, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 5/16/2002       By /s/ Vincent D. Kelly
     -------------      -------------------------------------------------------
                        Name: Vincent D. Kelly
                        Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.